

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2022

Gregory Ritts
General Counsel
ALTISOURCE PORTFOLIO SOLUTIONS S.A.
33, Boulevard Prince Henri
L-1724 Luxembourg
Grand Duchy of Luxembourg

      Re: ALTISOURCE PORTFOLIO SOLUTIONS S.A.
          Registration Statement on Form S-3
          Filed December 12, 2022
          File No. 333-268761

Dear Gregory Ritts:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rucha Pandit at (202) 551-6022 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Max Kirchner